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                                   EXHIBIT 28




                    Robert E. Radway                        Oct. 21, 1996
                    Senior Vice President

                THE FINOVA GROUP INC. ANNOUNCES AGREEMENT TO SELL
             SALES FINANCE UNIT TO GREEN TREE FINANCIAL CORPORATION.

PHOENIX, ARIZ., OCT. 21, 1996 - The FINOVA Group Inc. (NYSE:FNV) announced today that it has entered into a definitive agreement to sell its Manufacturer & Dealer Services business (MDS) to Green Tree Financial Corporation (NYSE:GNT) for approximately $610 million, including the assumption of certain liabilities. The purchase price reflects a premium of approximately $58 million over the book value of MDS' assets. MDS is a leading provider of vendor-oriented sales finance programs involving small-ticket leasing and financing products for commercial end-user customers. The transaction, which is subject to usual closing conditions, including compliance with the Hart-Scott-Rodino Act, has a scheduled closing date of November 30, 1996.

Samuel L. Eichenfield, Chairman and Chief Executive Officer of FINOVA, said "the announced sale of MDS represents an attractive opportunity for FINOVA to free up equity -- at a premium -- that can be invested in our more niche-oriented core commercial finance activities. As I have previously indicated, MDS' small-ticket, process-oriented business falls outside of FINOVA's main thrust of providing larger, structured financing accommodations to midsize businesses throughout the U.S." Mr. Eichenfield went on to say that "a sale of MDS should not have any meaningful impact on FINOVA's current or future earnings given the variety of opportunities that are available to us in our core business and should improve our overall operating ratio. It is our intention to utilize the premium to be received in the transaction to establish reserves for customary contingent liabilities being retained by FINOVA and to partially reduce existing goodwill that resulted from FINOVA's acquisition of TriCon Capital Corporation in 1994."

The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to midsize business. FINOVA also offers inventory financing programs to manufacturers, distributors and dealers nationwide.

For more information about The FINOVA Group Inc., visit the company's Website at www.finova.com.

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